Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact:	Kelly Youngblood
July 25, 2013		Halliburton, Investor Relations
investors@halliburton.com
281/871-2688

Beverly Blohm Stafford
Halliburton, Corporate Affairs
PR@halliburton.com
281/871-2601

HALLIBURTON ANNOUNCES COMMENCEMENT OF $3.3 BILLION MODIFIED DUTCH AUCTION TENDER OFFER FOR ITS COMMON STOCK

HOUSTON, Texas – Halliburton (NYSE: HAL) announced today that it is commencing a modified “Dutch auction” tender offer to repurchase shares of its common stock for an aggregate purchase price of up to $3.3 billion.

Pursuant to the tender offer, company stockholders may tender all or a portion of their shares (1) at a price specified by the tendering stockholder of not less than $42.50 and not more than $48.50 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, Halliburton will determine the lowest price within the range of prices specified above (the “purchase price”) enabling Halliburton to purchase up to $3.3 billion in the aggregate of its common stock. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares validly tendered and not validly withdrawn at or below the purchase price exceeds $3.3 billion. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders. All shares purchased by Halliburton will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to stockholders.

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The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions, including a financing condition, specified in the Offer to Purchase. The tender offer will expire at 11:59 p.m., New York City time, on August 22, 2013, unless extended or terminated by Halliburton. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. Georgeson Inc. will serve as information agent for the tender offer. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are serving as lead dealer managers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as co-dealer manager. Computershare Trust Company, N.A. is acting as the depositary for the tender offer.

Halliburton’s board of directors has approved the tender offer. However, none of the company, the company’s board of directors, the dealer managers, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

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News Release for Informational Purposes Only

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Halliburton’s common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Halliburton’s tender offer statement on Schedule TO to be filed tomorrow with the Securities and Exchange Commission in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (888) 293-6812 (toll-free), or in writing to: 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or halliburton@georgeson.com.

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With more than 75,000 employees, representing 140 nationalities in approximately 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir – from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field.

NOTE: The statements in this press release that are not historical statements, including statements regarding completion of the tender offer, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements, including but not limited to Halliburton’s ability to satisfy the financing condition. Halliburton’s Form 10-K for the year ended December 31, 2012, Form 10-Q for the quarter ended March 31, 2013, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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